Exhibit 14.1

ADOPTED BY BOARD OF DIRECTORS DECEMBER 3, 2019
HireQuest, Inc. Code of Ethics and Business Conduct

1.  Introduction.

    1.1   The Board of Directors of HireQuest, Inc. (together with its subsidiaries, the “Company”) has adopted this Code of Ethics and Business Conduct (the “Code”) in order to:

(a)  promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest;

(b)  promote full, fair, accurate, timely and understandable disclosure in reports and documents that the Company files with, or submits to, the Securities and Exchange Commission (the “SEC”) and in other public communications made by the Company;

(c)  promote compliance with applicable governmental laws, rules and regulations;

(d)  promote the protection of Company assets, including corporate opportunities and confidential information;

(e)  promote fair dealing practices;

(f)  deter wrongdoing; and

(g)  ensure accountability for adherence to the Code.

    1.2  All directors, officers and employees are required to be familiar with the Code, comply with its provisions and report any suspected violations as described below in Section 10, Reporting and Enforcement.

2.  Honest and Ethical Conduct.

    2.1  The Company’s policy is to promote high standards of integrity by conducting its affairs honestly, ethically, and legally at all times.

    2.2  Each director, officer and employee must act with integrity and observe the highest ethical standards of business conduct in his or her dealings with the Company’s customers, franchisees, suppliers, partners, service providers, competitors, employees – both temporary employees and core staff employees - and anyone else with whom he or she has contact in the course of performing his or her job.

3.  Conflicts of Interest.

    3.1  A conflict of interest occurs when an individual’s private interest (or the interest of a member of his or her family) interferes, or even appears to interfere, with the interests of the Company as a whole. A conflict of interest can arise when an employee, officer or director (or a member of his or her family) takes actions or has interests that may make it difficult to perform his or her work for the Company objectively and effectively. Conflicts of interest also arise when an employee, officer or director (or a member of his or her family) receives improper personal benefits as a result of his or her position in the Company.

    3.2  Loans by the Company to, or guarantees by the Company of obligations of, employees or their family members are of special concern and could constitute improper personal benefits to the recipients of such loans or guarantees, depending on the facts and circumstances. Loans by the Company to, or guarantees by the Company of obligations of, any director or executive officer are expressly prohibited.

    3.3  Whether or not a conflict of interest exists or will exist can be unclear. Conflicts of interest should be avoided unless specifically authorized as described in Sections 3.4 or 3.5.

            3.4 Certain transactions or potential transactions involving related parties present a heightened risk of conflicts of interest or the perception thereof. Therefore, the Board has adopted the HireQuest, Inc. Related Party Transaction Policy, and all potential conflicts regarding related party transactions shall be reviewed, analyzed, and approved pursuant to         the procedures set forth in that policy. If you have questions about related party transactions or would like a copy of the Company’s Related Party Transaction Policy, please contact the Company’s General Counsel.

    3.5  Persons other than directors and executive officers who have questions about a potential conflict of interest or who become aware of an actual or potential conflict should discuss the matter with, and seek a determination and prior authorization or approval from, the Company’s General Counsel or their direct supervisor. A supervisor may not authorize or approve conflict of interest matters or make determinations as to whether a problematic conflict of interest exists without first providing the General Counsel with a written description of the activity and seeking the General Counsel’s written approval. If the supervisor is himself involved in the potential or actual conflict, the matter should instead be discussed directly with the General Counsel.

    Directors and executive officers must seek determinations and prior authorizations or approvals of potential conflicts of interest exclusively from the Audit Committee. If the director involved is a member of the Audit Committee, all non-interested members of the Board of directors shall consider the matter and determine whether authorization and approval is appropriate.

4.  Compliance.

    4.1  Employees, officers and directors should comply, both in letter and spirit, with all applicable laws, rules and regulations in the cities and states in which the Company operates as well as the laws, rules and regulations of the United States.

    4.2  Although not all employees, officers and directors are expected to know the details of all applicable laws, rules and regulations, it is important to know enough to determine when to seek advice from appropriate personnel. Questions about compliance should be addressed to the Legal Department.

    4.3  No director, officer or employee may purchase or sell any Company securities while in possession of material nonpublic information regarding the Company, nor may any director, officer or employee purchase or sell another company’s securities while in possession of material nonpublic information regarding that company. It is against Company policies and illegal for any director, officer or employee to use material nonpublic information regarding the Company or any other company to:

(a)  obtain profit for himself or herself; or

(b)  directly or indirectly “tip” others who might make an investment decision on the basis of that information.

The Company recognizes that one of the principal purposes of the federal securities laws is to prohibit so-called “insider trading.” The Company strictly prohibits such illegal activity in the HireQuest, Inc. Policy on Insider Trading. If you have questions about insider trading or would like a copy of the Company’s Policy on Insider Trading, please contact the Company’s General Counsel.

5.  Disclosure.

    5.1  The Company’s periodic reports and other documents filed with the SEC, including all financial statements and other financial information, must comply with applicable federal securities laws and SEC rules.

    5.2  Each director, officer and employee who contributes in any way to the preparation or verification of the Company’s financial statements and other financial information must ensure that the Company’s books, records and accounts are accurately maintained. Each director, officer and employee must cooperate fully with the Company’s accounting and internal audit departments, as well as the Company’s independent public accountants and counsel.

    5.3  Each director, officer and employee who is involved in the Company’s disclosure process must:

(a)  be familiar with and comply with the Company’s disclosure controls and procedures and its internal control over financial reporting; and

(b)  take all necessary steps to ensure that all filings with the SEC and all other public communications about the financial and business condition of the Company provide full, fair, accurate, timely and understandable disclosure.

6.  Protection and Proper Use of Company Assets.

    6.1  All directors, officers and employees should protect the Company’s assets and ensure their efficient use. Theft, carelessness and waste have a direct impact on the Company’s profitability and are prohibited.

    6.2  All Company assets should be used only for legitimate business purposes, though incidental personal use may be permitted. Any suspected incident of fraud or theft should be reported for investigation immediately to a supervisor or the Company’s General Counsel.

    6.3  The obligation to protect Company assets includes the Company’s proprietary information. Proprietary information includes intellectual property such as trade secrets, trademarks, and copyrights, as well as business and marketing plans, customer pricing and temporary employee payment data, engineering and manufacturing ideas, designs, databases, records and any nonpublic financial data or reports. Unauthorized use or distribution of this information is prohibited and could also be illegal and result in civil or criminal penalties.

7.  Corporate Opportunities. All directors, officers and employees owe a duty to the Company to advance its interests when the opportunity arises. Directors, officers and employees are prohibited from taking for themselves personally (or for the benefit of friends or family members) opportunities that are discovered through the use of Company assets, property, information or position. Directors, officers and employees may not use Company assets, property, information or position for personal gain (including gain of friends or family members). In addition, no director, officer or employee may compete with the Company.

8.  Confidentiality. Directors, officers and employees should maintain the confidentiality of information entrusted to them by the Company or by its customers, suppliers or partners, except when disclosure is expressly authorized or is required or permitted by law. Confidential information includes all nonpublic information (regardless of its source) that might be of use to the Company’s competitors or harmful to the Company or its customers, suppliers or partners if disclosed. The provisions of this paragraph are designed to supplement, and not to displace any other confidentiality obligations that may exist including, without limitation, any provision in an employment agreement or any confidentiality, non-competition and non-solicitation agreement. Nothing in this Code or any agreement with the Company shall be construed as a restraint on your ability to report suspected wrongdoing to any governmental entity or through the procedures described below in Section 10.

9.  Fair Dealing. Each director, officer and employee must deal fairly with the Company’s customers, suppliers, partners, service providers, competitors, employees and anyone else with whom he or she has contact in the course of performing his or her job. This means directors, officers and employees must behave honestly, ethically and legally at all times and in all dealings with all persons including, without limitation, each other, customers, temporary employees, competitors, and the public generally. No director, officer or employee may take unfair advantage of anyone for the benefit of themselves or the Company through manipulation, concealment, abuse or privileged information, misrepresentation of facts or any other unfair or deceitful practice.

10.  Reporting and Enforcement.

 10.1  Reporting and Investigation of Violations.

(a) Actions prohibited by this Code involving directors or executive officers must be reported to the Audit Committee, or, if the director involved is a member of the Audit Committee, to all non-interested members of the Board of Directors.

(b)  Actions prohibited by this Code involving anyone other than a director or executive officer must be reported to the reporting person’s supervisor or the Company’s General Counsel.

(c)  After receiving a report of an alleged prohibited action, the Audit Committee, the non-interested members of the Board of Directors, the relevant supervisor or the General Counsel must promptly take all appropriate actions necessary to investigate.

(d)  All directors, officers and employees are expected to cooperate in any internal investigation of misconduct.

 10.2 Whistleblower Reporting.

Reports may be made anonymously and, to the extent possible and practicable under law, confidentially at any time through www.irdirect.net/CCNI/whistleblower, or by calling our whistleblower hotline at (800) 916-7037. All reports will be received by the Chairperson of our Audit Committee, our Chief Financial Officer, and our General Counsel. They will determine whether the investigation should be conducted by the Audit Committee or the General Counsel. The Audit Committee and General Counsel have the authority to retain legal counsel, accountants, private investigators, or any other resource deemed necessary to conduct a full and complete investigation.

The whistleblower reporting system is intended to encourage and enable concerns to be raised for investigation and appropriate action. Those using our whistleblower reporting system are expected to act in good faith. No one who files a good faith report shall be subject to retaliation. Specifically, any employee who files a report in good faith shall not be subject to adverse employment consequences.

The act of making allegations that prove to be unsubstantiated, and that prove to have been made maliciously, recklessly, or with the foreknowledge that the allegations are false, will be viewed as a serious offense.

 10.3  Enforcement.

(a)  The Company must ensure prompt and consistent action against violations of this Code.

(b)  If, after investigating a report of an alleged prohibited action by any person other than an executive officer or director, the relevant supervisor determines that a violation of this Code has occurred, the supervisor will report such determination to the General Counsel. Upon receipt of a determination that there has been a violation of this Code, the General Counsel will report to the Board of Directors. If the investigation involves an executive officer or director, the Audit Committee will report its findings to the Board of Directors.

(c) The Board of Directors will take such preventative or disciplinary action as it deems appropriate, including, but not limited to, reassignment, demotion, dismissal and, in the event of criminal conduct or other serious violations of the law, notification of appropriate governmental authorities.

 10.4  Waivers.

(a)  Each of the Board of Directors (in the case of a violation by a director or executive officer) and the General Counsel (in the case of a violation by any other person) may, in its discretion, waive any violation of this Code.

(b)  Any waiver for a director or an executive officer shall be disclosed as required by SEC and Nasdaq rules.

    10.5  Prohibition on Retaliation.

    The Company does not tolerate acts of retaliation against any director, officer or employee who makes a good faith report of known or suspected acts of misconduct or other violations of this Code.